

August 7, 2014

Via E-mail
Steven H. Clark
Chief Financial Officer
South Jersey Gas Company
1 South Jersey Plaza
Folsom, New Jersey 08037

     Re: **South Jersey Gas Company**
           Form 10-K for Fiscal Year Ended December 31, 2013
           Filed February 28, 2014
           File No. 0-22211

Dear Mr. Clark:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 15. Exhibits and Financial Statements Schedule, page 71

1. We note that you filed three Registration Statements on Form S-3 and have not removed from registration by means of post-effective amendments any registered securities which remained unsold at the termination of the offerings. Please tell us whether any of the offerings were terminated with any of the securities remaining unsold. If so, please tell us why you have not filed: (i) the auditor's consent required by Item 601(b)(23); and (i) any post-effective amendment removing from registration the securities remaining unsold at the termination of the offerings

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief